EXHIBIT 99.2

CALEDONIA MINING CORPORATION PLC	AUGUST 11, 2017

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended June 30, 2017 (“Q2 2017” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (“the Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Group”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

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TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Underground

4.5.	Metallurgical Plant

4.6.	Production Costs

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Opportunities and Outlook

5.	Exploration and Project Development

5.1.	Blanket Exploration

5.2.	Blanket Satellite Prospects

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy

15.	Management

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls

20.	Qualified Person

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1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa. Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe. Caledonia continues to consolidate Blanket, as explained in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

	Q2 2016	Q2 2017	H1 2016	H2 2017	Comment
Gold produced (oz)	12,510	12,521	23,332	25,315	Little change in production in the Quarter: higher ore throughput was counter-balanced by a lower grade.
On-mine cost per ounce ($/oz)[1]	629	696	658	677	On-mine costs per ounce increased due to the effect of lower grade.
All-in sustaining cost ($/oz) (“AISC”)	930	855	937	856	Lower sustaining capital investment, lower administrative costs and the inclusion of the export incentive (which was not recognised in Q2 2016) outweighed the higher on mine cost per ounce.
Average realised gold price ($/oz)	1,252	1,235	1,211	1,224	Little change in the realised price of gold, which is after the 1.25% early settlement discount.
Gross profit [2]	5,936	5,035	9,824	10,861	Lower in the Quarter due to higher on-mine costs and flat revenues.
Net profit attributable to shareholders	3,607	694	4,150	3,032	Q2 2016 included $2.4m on the sale of treasury bills; Q2 2017 was adversely affected by share based payment expenses and a higher effective tax rate.
Adjusted basic earnings per share (“EPS”)[3] (cents)	30.5	18.9	43.0	45.7	Adjusted EPS excludes deferred tax, fx gains/losses and non-recurring items such as the equity share based payments in Q2 2017 and the profit arising on the sale of treasury bills in Q2 2016.
Cash and cash equivalents	10,581	10,878	10,581	10,878	Little change.
Cash from operating activities	7,215	4,701	8,964	6,480	Cash from operating activities was lower than prior periods due to lower profit with significant fluctuations in working capital.

 ______________________

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures. Per share data for current and prior periods has been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017

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Safety

Regrettably, there were two fatal mining-related accidents at Blanket Mine during the period under review – the first on May 12, 2017 and the second on July 7, 2017. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased.

Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department (the “Inspectorate”) in its enquiries into these incidents. Following the conclusion of the investigations, the Inspectorate has decided that no action should be taken against Blanket.

Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to re-inforce adherence to prescribed safety procedures.

Production

12,521 ounces of gold were produced during the Quarter, virtually unchanged from the 12,510 ounces produced in Q2 2016 (the “comparable quarter”). Production for the Quarter continued to be adversely affected by logistical constraints on the 22-Level and was also affected in the Quarter by lower grades and recoveries, electrical outages and the two regrettable fatal accidents.

Notwithstanding the improvements in underground tramming capacity that were completed in June 2016 and the two extra silos and the extra loop around 4 Shaft which have been operational since the end of Q1 2017, Blanket has not been able to transport the volume of material that is necessary to achieve the previous target of 60,000 ounces of gold in 2017 whilst maintaining the rate of capital development that is necessary to achieve future production goals of 80,000 ounces per year by 2021. Accordingly, on May 9, 2017 Caledonia announced that, in the long term interests of the business, the 2017 production target should be reduced so that the required development can be done, thereby safeguarding future production. The revised production target for 2017 is between 52,000 and 57,000 ounces of gold.

Gold production in July improved as remedial measures that have already been instituted to improve production began to take effect.

Capital Projects

The main capital development project is the Central Shaft, which is the remaining component of the Investment Plan and is discussed in Section 4.9 of this MD&A. The shaft is being sunk in one single phase from surface to 1,080 metres below surface. 202 metres of sinking were achieved in the Quarter compared to a budget of 124 metres. The shaft is currently at 26 level which is 870 metres below surface. Horizontal development is currently being done on 26 level with the station being cut and 70 metres of level development up to the tipping area. The estimated completion date of the shaft is during the second half of 2018 and first production from the Central Shaft is expected shortly before the end of 2018.

Other capital projects in the Quarter include:

•	An upgrade to the metallurgical plant which included the installation of a third Knelson concentrator and feed screen, a new secondary feed screen, new secondary mill cyclone feed pumps and a new Gemini table;

•	At the AR South decline below 750 metres (22 level) a conveyor was commissioned, the extraction haulage on 780m level was completed in the Quarter and work on the extraction haulage on 785m level continues;

•	Development commenced in the Quarter on a second decline at the AR Main ore body (the “AR Main decline”) which is planned from 750 metres to 780 metres and will further accelerate access to resources below 22 level;

•	At No. 6 Winze, three haulages are being developed 870 metres below surface to link the Blanket section to AR South and haulages to both the Blanket 2 and Blanket 4 orebodies;

•	On 22 level an extraction haulage is being developed towards the Eroica ore body; and

•	Upgrade work continues to the incoming electricity supply from the grid and the ring-feed between the two stand-by generator farms at Central and Four Shafts. This is expected to be completed by the end of 2017 and is expected to further reduce the incidence of power outages due to unstable supply.

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Share Consolidation and listing on the NYSE American

At the Company’s annual general meeting of shareholders held on June 19, 2017 resolutions were passed which authorised the consolidation of the Company’s share capital on an effective basis of 1 common share for every 5 common shares held (the “consolidation”). The reasons for the consolidation were threefold:

•	to achieve a share price of at least $2 so that the Company qualified for a listing on the NYSE American;

•	to achieve a share price of at least $5 to enable Caledonia shares to qualify for investment by certain US investors; and

•	to repurchase the shares of shareholders who held fewer than 100 shares and who therefore found it difficult to trade their “odd-lots” on an exchange.

The consolidation was effected on June 26, 2017 following which the issued share capital of the Company is 10,533,873 common shares (of which 3,406,082 are represented by depositary interests). On July 27, 2017 the company’s common shares commenced trading on the NYSE American under the symbol “CMCL”. The Company remains listed on the Toronto Stock Exchange (“TSX”) under the symbol “CAL” and depositary interests in the common shares remain admitted to trading on AIM of the London Stock Exchange plc under the symbol “CMCL”. The trading of the Company’s common shares on the OTCQX ceased upon listing on the NYSE American.

Dividend Policy

On November 25, 2013 Caledonia announced a dividend policy in terms of which it paid a dividend of 6 Canadian cents per share in 2014, split into 4 quarterly payments of 1.5 Canadian cents per share. Following the announcement on December 16, 2015 that henceforth Caledonia would report its financial results in United States dollars, the quarterly dividends of 1.125 United States cents were paid from January 2016 to April 2016.

On July 5, 2016 Caledonia increased the quarterly dividend to 1.375 United States cents per share, which was paid at the end of July 2016, equivalent to 5.5 United States cents per annum. Further dividends of 1.375 United States cents were paid at the end of October 2016 and January and April 2017.

Following the consolidation of the company’s shares on July 4, 2017 the Company announced a quarterly dividend of 6.875 cents which was paid on July 28, 2017. The dividend of 6.875 cents per share effectively maintains the dividend at the previous level of 1.375 cents per share, after adjusting for the effect of the consolidation. The quarterly dividend of 6.875 United States cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

Strategy and Outlook

Caledonia’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration. Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future. The Investment Plan and the related Life of Mine Plan are subject to ongoing reviews to identify any amendments that may be necessary. The Company continues to consider other potential investment opportunities.

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3.       SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the six months and quarter ended June 30, 2017 and 2016 prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended June 30		6 months ended June 30
	2016	2017	2016	2017

Revenue	15,681	15,484	29,104	31,933
Royalty	(785)	(776)	(1,457)	(1,599)
Production costs	(8,081)	(8,814)	(16,123)	(17,912)
Depreciation	(879)	(859)	(1,700)	(1,741)
Gross profit	5,936	5,035	9,824	10,861
Other income	17	557	74	1,201
Administrative expenses	(1,799)	(1,493)	(3,236)	(2,934)
Foreign exchange gain/(loss)	(228)	83	(200)	19
Cash settled share based payment	(159)	(959)	(250)	(1,369)
Sale of Blanket Mine treasury bills	3,203	-	3,203	-
Margin call on gold hedge	-	-	(435)	-
Operating profit	6,970	3,223	8,980	7,598
Net finance cost	(53)	(10)	(89)	(17)
Profit before tax	6,917	3,213	8,891	7,581
Tax expense	(2,381)	(2,090)	(3,507)	(3,550)
Profit for the period	4,536	1,123	5,384	4,031

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(131)	60	(27)	133
Total comprehensive income for the period	4,405	1,183	5,357	4,164

Profit attributable to:
Shareholders of the Company	3,607	694	4,150	3,032
Non-controlling interests	929	429	1,234	999
Profit for the period	4,536	1,123	5,384	4,031

Total comprehensive income attributable to:
Shareholders of the Company	3,476	754	4,123	3,165
Non-controlling interests	929	429	1,234	999
Total comprehensive income for the period	4,405	1,183	5,357	4,164

Earnings per share (cents) (i)
Basic	33.5	6.1	38.3	27.6
Diluted	33.3	6.1	38.1	27.5
Adjusted earnings per share (cents) (i) (ii)
Basic	30.5	18.9	43.0	45.7

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(i)	Earnings per share and adjusted earnings per share for current and prior periods have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017
(ii)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues in the Quarter were 1% lower than the comparable quarter. 11 ounces more gold were sold in the Quarter compared to the comparable quarter, representing an increase of 0.1% in ounces of gold sold. The average realised gold price in the Quarter was $1,235, 1% lower than the average realised price per ounce in the comparable quarter. The royalty rate payable to the Zimbabwean government was unchanged at 5%.

Production costs increased by 9.0% compared to the comparable quarter due mainly to the 12.9% increase in tonnes milled. The on-mine cost per ounce of gold sold in the Quarter increased by 10.7% compared to the comparable quarter due to the lower average grade in the Quarter which was 3.08 grammes per tonne (g/t) compared to 3.47 g/t in the comparable quarter. The all-in sustaining cost per ounce fell from $930/oz in the comparable quarter to $855/oz due to lower administrative costs and sustaining capital investment and the export incentive credit (which was not recognised in Q2 of 2016), the combined effect of which outweighed the higher on-mine cost per ounce. Costs are discussed further in Section 4.6 of this MD&A.

Notwithstanding the continued investment in fixed assets in terms of the Investment Plan, the depreciation charge was little changed from the comparable quarter because depreciation of the capital investment in the Central Shaft will only commence when production from Central Shaft commences in 2018.

Other income includes the export incentive credit of $542,000 (2016; nil) received from the Government of Zimbabwe. In terms of the scheme, Blanket receives an export incentive credit to the value of 3.5% of its gold sales, which is paid in US dollars. The export incentive credit is recognised in the profit and loss as “Other Income – Government Grant” on a receivable basis.

Administrative expenses were 17% lower than in the comparable quarter due largely to lower third party consulting and advisory fees offset by an increase in employee costs. Third party fees were lower due to a reduced activity on assessing new investment opportunities and the appointment of in-house legal counsel in early 2017 which reduced the Company’s reliance on external legal advice. Employee costs increased due, inter alia, to the appointment of in-house legal counsel.

Foreign exchange movements in the profit and loss relate to gains and losses arising on US dollar-denominated cash balances and inter-company loans which are held by Caledonia Mining South Africa Proprietary Limited (“CMSA”) (which has the South African rand as its functional currency), on rand-denominated intercompany loans which are held by the Company and on sterling-denominated cash balances which are held by the Company and Greenstone Management Services Holdings Limited (“GMS-UK”).

The share based payment expenses comprise an expense in respect of a cash-settled share based payment expense of $124,000 (2016; $159,000) and an equity-settled share based payment expense of $835,000 (2016; nil) which comprises a charge arising on the modification to interest of the facilitation loans (see below) of $806,000 (2016; nil) and an equity option issue of $29,000 (2016; nil).

The cash-settled share-based payment expense for the Quarter is an accrual for a payment which is expected to arise from the Long-Term Incentive Plan (“LTIP”) awards which were made in previous quarters to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). To avoid equity dilution for shareholders, RSUs and PSUs will be settled in cash, reflecting the prevailing Company share price at the maturity of the award and no shares will be issued as a result of the LTIP awards. The LTIP charge in the Quarter was $124,000 (2016; $159,000). The charge reflects a combination of factors, the most significant of which is the erosion of the time period until vesting and the increase in the number of RSUs due to the re-investment of attributable dividends. Further information on the calculation of the charge is set out in note 8.1 to the Unaudited Condensed Consolidated Interim Financial Statements.

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The $806,000 equity-settled share based payment expense, reflects a modification to the terms of the indigenisation transactions which was effected in the Quarter in terms of which the interest rate on the outstanding facilitation loans receivable from Blanket’s indigenous shareholders was reduced from LIBOR plus 10% to the lower of a fixed rate of 7.25% per annum, payable quarterly, or 80% of the dividend that is attributable to Blanket’s indigenous shareholders paid in a quarter by Blanket. The reduction in the interest rate reflects the general lowering of interest rates in Zimbabwe. In addition, the previous ad hoc arrangement whereby there was a moratorium on interest payments during periods when Blanket did not pay dividends, has been formalised so that there is no need to draw up new moratorium agreements to repeat this arrangement for periods when Blanket does not pay dividends. The modification was effected as at June 23, 2017 and is applied retrospectively from January 1, 2017. The equity-settled share based expense was calculated as the net benefit arising to the indigenous shareholders arising from the modification as at June 23, 2017. Further information on the indigenisation transactions is included in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements.

The tax expense comprises the following:

Analysis of Consolidated Taxation Charge
($’000’s)
	Blanket Mine	CMSA	Total
Income tax	871	83	954
Withholding tax on management fees	400	-	400
Deferred tax	767	(31)	736
	2,038	52	2,090

The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation. This is explained in note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

Per share information for the Quarter reflects the revised shares in issue following the share consolidation. Per share information for all prior periods has been restated accordingly.

The adjusted earnings per share is a non-IFRS measure which reflects Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses and non-cash items such as the charges for deferred tax and the equity-settled share based expense arising on the modification of the facilitation loans. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The table overleaf sets out the consolidated statements of cash flows for six months and quarters ended June 30, 2017 and 2016 prepared under IFRS.

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Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended June 30		6 months ended June 30
	2016	2017	2016	2017
Cash flows from operating activities
Cash generated from operations	7,902	5,459	9,835	7,874
Net interest paid	(54)	(4)	(90)	(5)
Tax paid	(633)	(754)	(781)	(1,389)
Net cash from operating activities	7,215	4,701	8,964	6,480

Cash flows from investing activities
Acquisition of Property, plant and equipment	(4,926)	(4,223)	(8,230)	(7,519)
Proceeds from property, plant and equipment	3	-	59	-
Net cash used in investing activities	(4,923)	(4,223)	(8,171)	(7,519)

Cash flows from financing activities
Dividends paid	(599)	(727)	(1,197)	(1,452)
Repayment of term loan facility	-	(375)	-	(750)
Share repurchase	-	(146)	-	(146)
Share issued	47	-	105	-
Net cash used in financing activities	(552)	(1,248)	(1,092)	(2,348)

Net decrease in cash and cash equivalents	1,740	(770)	(299)	(3,387)
Effect of exchange rate fluctuations on cash held	-	(74)	-	(70)
Cash and cash equivalents at beginning of the period	8,841	11,722	10,880	14,335
Cash and cash equivalents at end of the period	10,581	10,878	10,581	10,878

Risks that may affect Caledonia’s future financial position are discussed in Section 17 of the MD&A.

Cash generated from operating activities is analysed in note 12 to the Unaudited Condensed Consolidated Interim Financial Statements. Cash generated by operations before working capital changes was $5,307,000, $2,218,000 lower than the comparable quarter due to lower operating profit, which was largely due to higher production costs offset by lower general and administrative costs. Changes in revenues and operating costs are discussed above in the discussion of the consolidated profit and loss. The charges in respect of the share based expense arising from the LTIP awards and the modification to the terms of the indigenisation transaction are added back to operating profit as these are not cash expenses in the Quarter. Working capital movements in the Quarter amounted to an inflow of $152,000 (2016 Q2: outflow of $376,000).

Net cash investment in property, plant and equipment in the Quarter was $4,223,000 (2016 Q2; $4,923,000) in terms of the Investment Plan, which is discussed further in Section 4.7 of this MD&A and in sustaining capital investment.

The dividends paid in the Quarter relate to the quarterly dividend paid by Caledonia on April 30, 2017. Dividend payments in the Quarter were higher than in the comparable quarter due to the increase in the quarterly dividend from 1.125 cents per share to 1.375 cents per share with effect from July 2016, and a small increase in the number of shares in issue following the exercise of options in 2016. No dividends were paid in the Quarter or in the comparable quarter by Blanket Mine so that all cash generated by Blanket Mine can be used to fund the Investment Plan as described in Section 4.7 of the MD&A.

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Gross cash at June 30, 2017 was $10,878,000 (2016 Q2; $10,581,000) of which $2,231,000 was held by Blanket as part of its normal working capital, $2,387,000 was held by Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, in Zimbabwe, and the balance was held primarily in the UK and Jersey. The cash held by CHZ in Zimbabwe had reduced to $1,434,000 million by July 31, 2017.

The table below sets out the consolidated statements of Caledonia’s financial position at June 30, 2017 and at December 31, 2016 prepared under IFRS.

Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	Dec 31	June 30
		2016	2017
Total non-current assets		64,917	71,021
Inventories		7,222	8,064
Prepayments		810	3,611
Income tax receivable		-	-
Trade and other receivables		3,425	4,720
Cash and cash equivalents		14,335	10,878
Total assets		90,709	98,294
Total non-current liabilities		21,560	22,587
Current portion of term loan facility		1,410	1,545
Trade and other payables		8,077	10,141
Income taxes payable		345	1,303
Total liabilities		31,392	35,576
Total equity		59,317	62,718
Total equity and liabilities		90,709	98,294

Non-current assets increased due to the continued investment in terms of the Investment Plan and investment to sustain existing operations.

Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course. The increase since December 31, 2016 was expected due to the anticipated increase in purchasing activity in the middle of the year and reflects deposits and advance payments for goods and services, including capital items that are being fabricated for the Central Shaft project and which will be delivered to Blanket in due course.

Trade and other receivables are analysed in note 10 to the Condensed Consolidated Interim Financial Statements and include $2,311,000 (June 30, 2016; $2,429,000) due from Fidelity Printers and Refiners Limited (“Fidelity”) in respect of gold deliveries immediately prior to the close of business on June 30, 2017 and $1,646,000 (June 30, 2016; $1,369,000) due from the Zimbabwe government in respect of VAT refunds. The amount due from Fidelity was received in full in July 2017 and the outstanding balance at June 30, 2017 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received. A substantial proportion of the VAT receivable as received after the end of the Quarter and the receivable balance is within normal parameters.

The increase in amounts payable reflects the higher level of purchasing of capital items in terms of the Investment Plan as described in Section 4.7 of the MD&A.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

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($’000’s except per share amounts)	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sept 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017
Revenue from operations	12,096	11,753	13,423	15,681	17,637	15,251	16,449	15,484
Profit/(loss) attributable to owners of the Company	1,694	1,207	543	3,607	1,118	3,258	2,338	694
Earnings/(loss) per share – basic (cents) (i)	13	18	5	33.5	10	30.5	21.5	6.1
Earnings/(loss) per share – diluted (cents) (i0	13	18	5	33.5	9.5	31	21.4	6.1
Cash and cash equivalents (net)	14,653	10,880	8,841	10,581	12,390	14,335	11,722	10,878

(i) Per share data have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation and share based payment costs. Significant changes relating to prior quarters are discussed in the relevant MD&As and financial statements.

4.       OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1      Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017
Fatal	0	0	0	0	0	0	0	1
Lost time injury	2	2	2	0	1	3	0	1
Restricted work activity	8	6	6	4	6	4	12	3
First aid	1	7	4	2	2	0	1	7
Medical aid	1	0	1	5	2	1	6	11
Occupational illness	0	0	0	0	0	0	1	0
Total	12	15	13	11	11	8	20	23
Incidents	18	15	13	9	10	10	10	10
Near misses	4	5	9	5	6	2	4	9
Disability Injury Frequency Rate	0.46	0.44	0.44	0.00	0.20	0.55	0.00	0.33
Total Injury Frequency Rate	2.73	3.32	2.87	2.30	2.16	1.46	3.51	3.81
Man-hours worked (thousands)	878	904	906	957	1,019	1,093	1,140	1,206

Total injuries in the Quarter were 23, compared to 20 in the previous quarter and 11 in the comparable quarter. Regrettably, there were two fatal mining-related accidents at Blanket Mine during the period under review - the first on May 12, 2017 and the second on July 7, 2017. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased. Management has provided the necessary assistance to the Inspectorate in its enquiries into these incidents. Following the conclusion of the investigations, the Inspectorate has decided that no action should be taken against Blanket.

Investigations suggest that the increased number of accidents is due to behavioural issues where employees do not adhere to the safety standards and systems in place at Blanket and a tolerance for risk-taking, particularly amongst the younger and newer employees. Management has instituted a zero-tolerance approach towards any employee who breaches safety standards. To ensure a renewed focus on safe production all managers and supervisors will be re-trained and this process has commenced. In addition, management has engaged a specialist to assist in tackling the behavioural issues.

4.2       Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

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Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2012	416	3,000	20,569	23,985
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Quarter 1	2017	5	-	2,945	2,950
Quarter 2	2017	-	-	2,904	2,904

4.3       Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2014, 2015 and 2016 and July 2017 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2014	390,735	3.55	93.4	41,771
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,521
July	2017	46,860	3.31	93.0	4,628

Gold production for the Quarter was below budget and was affected by lower than planned tonnage, grade, electrical outages and lower recoveries. Sadly, the two regrettable fatal accidents also had an effect on the production during May and July. Tonnes milled and grade in the Quarter are discussed in Section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in Section 4.5 of this MD&A. Gold production in July improved as the remedial measures that have already been instituted began to take effect.

4.4        Underground

Tonnes milled in the Quarter were 12.9% higher than the comparable quarter and 9.6% higher than the preceding quarter. Tonnes mined in the Quarter was less than planned mainly due to the ongoing logistical challenges on 22 level. The improvements which were completed in previous quarters to the tramming loop on 22 Level (750 metres below surface) have resulted in a 300% increase in tonnes trammed on this level. However Blanket Mine is not able to tram the required waste and ore to achieve the previous gold production target of 60,000 ounces for 2017 and, at the same time, achieve sufficient development to replace and build reserves for future gold production requirements of 80,000 ounces per year by 2021. Accordingly, on May 9, 2017 Caledonia announced that, in the long term interests of the business, the 2017 production target should be reduced so that the required development can be done, thereby safeguarding future production. The revised production target for 2017 is between 52,000 and 57,000 ounces of gold. Management has implemented measures to alleviate some of the remaining logistical constraints and these measures contributed to improved production in July. However, it should be recognised that until the Central Shaft is commissioned, production will continue to be constrained by logistical challenges on 22 level.

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The grade in the Quarter was lower than the previous quarter due to lower grades recorded in the mining areas above 22 level. These areas contributed 33% of total ore processed which resulted in the grade falling from 3.42g/t in the previous quarter to 3.08 g/t. The grade is expected to improve again during the third and fourth quarters of 2017 as production tonnage from the higher grade areas below 22 level is expected to increase.

In the previous quarter it was reported that production was adversely affected by the high number of electrical outages due to the instability of the incoming power supply and also by the incidence of very large rocks which clogged the draw-points and grizzlies. Both of these issues have been partly addressed: equipment to regulate the incoming electricity supply has been installed; management has modified the blasting practices and has improved the supervision of the night shift tramming, which has reduced the incidence of large rocks. Work continues on upgrading the incoming electricity supply and the ring-feed between the two stand-by generator farms, which is expected to be completed by the end of 2017.

The outlook for Caledonia, including production and earnings guidance for 2017, is discussed further in Section 4.9.

4.5       Metallurgical Plant

Plant throughput in the Quarter was 69.1 tonnes per hour (“tph”) compared to 63.6 tph in the preceding quarter, the increase being due to higher mine production as discussed in Section 4.4.

Plant recovery in the Quarter was 92.8% compared to 93.7% in the preceding quarter and the planned level of 93.2%. Recoveries were adversely affected by the lower head grade which decreased from 3.42 g/t in the previous quarter to 3.08 g/t in the Quarter.

The plant continues to operate to expectation with minimal disturbances. The gravity circuit upgrade was completed and three Knelsons are now in operation and the plant is now in a position to handle full production at 80,000 ounces per year.

4.6       Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[4], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[4], which shows the on-mine cost per ounce plus royalty paid, Share-based payment expenses, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and St. Helier), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export incentive credit; and

iii.	All-in cost per ounce[4], which shows the all-in sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

______________________

4 On mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to Section 10 for a reconciliation of these amounts to IFRS

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Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to June 30		6 Months to June 30
	2016	2017	2016	2017
On-mine cost[4]	629	696	658	677
All-in sustaining cost per ounce[4]	930	855	937	856
All-in cost per ounce[4]	1,231	1,172	1,197	1,119

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty. A reconciliation of costs per ounce to IFRS production costs is set out in Section 10.

On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance. Blanket did not experience significant inflationary pressure on input costs. The on-mine cost per ounce increased by 10.7% from $629 per ounce in the comparable quarter to $696 per ounce in the Quarter due to the lower grade which was 3.08g/t in the Quarter compared to 3.47g/t in the comparative quarter. The lower grade outweighed the effect of a modest reduction in the cost per tonne milled.

All-in sustaining costs per ounce decreased by 8.0% in the Quarter compared to the comparable quarter from $930 per ounce to $855 per ounce. The reduction was due to lower sustaining capital investment, lower general and administrative costs and the export incentive (which was not recognised in Q2 of 2016) which offset the effect of the higher on-mine cost.

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment in Blanket’s capital projects, which are discussed in section 4.7 of this MD&A.

4.7       Capital Projects

The main capital development project is the Central Shaft, which is the remaining component of the Investment Plan and is discussed in Section 4.9 of this MD&A. The shaft is being sunk in one single phase from surface to 1,080 metres. 202 metres of sinking were achieved in the Quarter compared to a budget of 124 metres. The estimated completion date of the shaft is in the second half of 2018; first production from the Central Shaft is expected shortly thereafter as pre-development in the initial areas to be mined will be effected via the No. 6 Winze, the AR South decline and a planned further decline into AR Main (the “AR Main decline”). Permanent sinking of the Central Shaft commenced in May 2016 and the shaft has been sunk to 870 metres below surface (i.e. 26 level). Horizontal development is currently being done on 26 level with the station being cut and 70 metres of level development up to the tipping area.

Stand-by generators have been purchased and installed for the Central Shaft and will be augmented by a ring-feed from the stand-by generators at Four Shaft.

Other capital projects include:

•	Work to upgrade the gravity plant was completed in the quarter and involves the installation of a third Knelson Concentrator and feed screen, a new secondary feed screen, new secondary mill cyclone feed pumps and a new Gemini table;

•	The AR South decline from 750 metres to 780 metres was completed in 2016 and was equipped with a conveyor belt to move ore and waste. The conveyor was commissioned in the Quarter. The extraction haulage on 780m level was completed in the Quarter and work on the extraction haulage on 785m level continues after which the decline will be extended to 870 metres;

•	Development commenced in the Quarter on the AR Main decline which is planned from 750 metres to 780 metres and will further accelerate access to resources below 750 metres. The development is within 30 metres of reaching the first production level on 765m level, after which horizontal development of the orebody will commence whilst at the same time the decline will be extended further to deeper levels;

•	At No. 6 Winze, three haulages are being developed on 26 level:

	o	a haulage to link the Blanket section to AR South was advanced 64 metres in the Quarter compared to the plan of 150 metres. This is the most important development area, however work was slower than expected due to congestion at the shaft silos. A synchronisation plan is being developed to address this issue and it is expected that the haulage will reach AR South in the middle of the fourth quarter of 2017;

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	o	work on the haulages to both the Blanket 2 and Blanket 4 orebodies was largely suspended in the Quarter as the machines were moved to other areas. The machines have now been moved back to the haulages; and

•	On 22 Level the Eroica extraction haulage was advanced 37 metres in the Quarter against a plan of 65 metres (Q1, 2017: 74 metres) and is planned to handle ore mined above this level.

4.8       Indigenisation

Transactions that implemented the indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans as at June 30, 2017 was $31.46 million (2016; $31.46 million). The facilitation loans are repaid by way of dividends from Blanket Mine. 80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $3.0 million at June 30, 2017 (2016; $3.2 million).

On June 23, 2017 a modification to the facilitation loans was agreed which reduced the rate of interest on the facilitation loans from LIBOR plus 10% to the lower of 7.25% payable quarterly, or 80% of the dividend paid in the quarter by Blanket mine which is attributable to indigenous shareholders. The reduction in the interest rate is retrospectively applied from January 1, 2017and reflects the general lowering of interest rates in Zimbabwe. In addition, the previous ad hoc arrangement whereby there was a moratorium on interest payments during periods when Blanket did not pay dividends has been formalised so that there is no need to draw up new moratorium agreements to repeat this arrangement for periods when Blanket does not pay dividends. The modification was considered to be beneficial to indigenous shareholders as at June 23, 2017 and accordingly gave rise to an equity-settled share based expense of $806,000.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

4.9       Opportunities and Outlook

Investment Plan to Increase Production

On November 3, 2014 Caledonia announced the Investment Plan and production projections for the Blanket Mine. The objectives of the Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up. The infrastructure improvements include the development of a tramming loop, deepening the No.6 Winze and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters.

In addition to the projects that form the Investment Plan, Blanket has also completed Phase 1 of the AR South decline which gives access to the AR South ore body below 750 metres. The AR South decline is currently being extended to 870 metres as described in Section 4.7. Work has also commenced on the AR Main decline, which will give early access to the AR Main ore body below 750 metres.

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Production Guidance

As discussed in Section 4.4 of this MD&A, on May 9, 2017, due to continued logistical constraints underground, the Company revised its production guidance for 2017 from approximately 60,000 ounces of gold to between 52,000 and 57,000 ounces of gold. This is forward looking information as defined by National Instrument 51-102. Refer to Section 18 of the MD&A for further information on forward looking statements.

Cost Guidance

The successful implementation of the Investment Plan is expected to result in reduced costs per ounce of gold produced as the fixed costs at Blanket and Caledonia are spread across higher production. Prior to the announcement on May 9, 2017 of the revised 2017 production target of between 52,000 and 57,000 ounces of gold, estimated on-mine costs[5] (i.e. labour, consumables, electricity and other on-mine costs) for 2017 were $600 to $630 per ounce and estimated all-in sustaining costs5 for 2017 were $810 to $850 per ounce. Under the revised production guidance, estimated on mine costs for 2017 are $615 to $645 per ounce and estimated all in sustaining costs per ounce are $820 to $860 per ounce.

Earnings Guidance

Following the announcement of revised 2017 production guidance on May 9, 2017 and assuming a third-party gold price forecast of $1,275 per ounce for the remainder of 2017, earnings guidance for 2017 is between 120 cents and 155 cents per share.

Exploration

Caledonia intends to continue its exploration efforts at the Blanket Mine as discussed in Section 5.1 of the MD&A. Further information on Blanket’s exploration is set out in Section 5 of this MD&A.

Strategy

Caledonia’s strategic focus is on implementing the Investment Plan at Blanket on schedule and within budget. Caledonia’s board and management believe the successful implementation of the Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future. The Investment Plan is subject to ongoing reviews to identify any amendments that may be necessary. The Company continues to consider other potential investment opportunities.

5         EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1       Blanket Exploration

6,359 meters were drilled in the Quarter compared to 5,652 metres in the preceding quarter and 6,106 metres in the comparable quarter. Drilling in the Quarter was targeted at Blanket Section and AR South between 750 metres and 1,000 metres. The results returned so far are confirming the strong continuation of these zones at depth.

Drilling will resume in AR Main in the third quarter of 2017 following a 4-month suspension as resources were re-deployed to other higher-priority areas. Current drilling at AR South East-West ‘Limb’ orebody will be extended to the North-South ‘Limb’ orebody in Q3 of 2017 following the completion of an additional drill chamber. Development of a further drill chamber at Eroica North for exploration to target below 750 metres is planned in Q3 of 2017.

A surface drilling programme is underway to investigate “near mine” targets and their potential with the aim of scoping out new resources within easy reach of Blanket Mine plant. Initial drilling has been carried out along the northern strike of Lima, at Old Lima and Smiler. Drilling in the Quarter was focussed on the Jean and Sabiwa prospects, which are located between Blanket and neighbouring Vubachikwe Mine to the south. Consolidation of results and geological interpretation of drilling to date is currently underway.

 ______________________

5 On mine cost per ounce, all-in sustaining cost per ounce and adjusted earnings per share are non-IFRS measures. Refer to Section 10 for a reconciliation of these amounts to IFRS

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5.2       Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 93 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Prospects.

Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential. Due to the continued high level of capital investment in terms of the Investment Plan and Blanket’s limited funding capacity, exploration and metallurgical evaluation work at GG and Mascot was suspended in 2016 and resources were re-deployed at Blanket at the AR South decline and re-opening the Sheet ore body where it is expected there will be better returns on the capital investment. Work is expected to resume on the GG and Mascot prospects when Blanket has excess capital.

6.       INVESTING

An analysis of investment in the Quarter and the years 2015 and 2016 is set out below.

	2015 Year	2016 Year	2017 Q1	2017 Q2
Total Investment	16,567	19,159	3,370	4,421
Blanket	16,567	19,146	3,370	4,421
Other	-	13	-	-

All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7.       FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter and none is currently planned. Blanket has an unsecured $2 million overdraft facility in Zimbabwe which is repayable on demand. At June 30, 2017 the facility was undrawn. In October 2016 Blanket drew down a $3 million two-year term facility of which $2.3 million remained payable as at June 30, 2017.

8.       LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at June 30, 2017 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
As at	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016	Mar 31 2017	June 30 2017
Overdraft	4,673	-	1,549	-	130	-
Term facility	-	-	-	2,987	2,676	2,340
Cash and cash equivalents in the statement of cashflows (net of overdraft)	8,841	10,581	12,390	14,335	11,722	10,878
Working capital	14,101	15,708	14,682	15,960	16,245	14,284

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A. The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand. The term facility is held by Blanket with a Zimbabwean bank, is secured and has a two-year term with equal quarterly repayments. The Company’s liquid assets as at June 30, 2017 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

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9.       OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of $31.46 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The company has the following contractual obligations at June 30, 2017.

Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 years	4-5 years	After 5 years	Total
Trade and other payables	10,141	-	-	-	10,141
Term Loan	1,545	795			2,340
Provisions	-	-	-	3,497	3,497
Capital expenditure commitments	3,432	-	-	-	3,432

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $11.3 million between July, 2017 and December 2017. The investment will be used to maintain Blanket’s existing operations and implement the Investment Plan which are discussed in Sections 4.7 and 4.9 of this MD&A. Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility. Caledonia has no obligations in respect of capital or operating leases. As of June 30, 2017, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines6 – if and when those mines are permanently closed – at an estimated discounted cost of $3.5 million.

10.       NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1       Cost per ounce

Non-IFRS performance measures such as “on-mine costs per ounce”, “all-in sustaining costs per ounce” and “all-in costs per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine costs per ounce”, “all-in sustaining costs per ounce” and “all-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

 ______________________

6 Eersteling Mine is a South African gold property, which has been held on care and maintenance for several years.

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Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)	3 Months to June 30		6 Months to June 30
	2016	2017	2016	2017
Production cost (IFRS)	8,081	8,814	16,123	17,912
Less exploration and site restoration costs	(97)	(116)	(189)	(222)
Other cost and intercompany adjustments	(118)	17	(144)	(48)
On-mine production cost	7,866	8,715	15,790	17,642
Gold sales (oz)	12,510	12,521	24,008	26,069
On-mine costs per ounce ($/oz)	629	696	658	677

Royalty	785	776	1,457	1,599
Export incentive	-	(542)	-	(1,118)
Exploration, remediation and permitting cost	29	88	39	168
Sustaining capital development	1,173	74	1,990	602
Administrative expenses	1,799	1,493	3,236	2,934
Silver by-product credit	(14)	(18)	(26)	(36)
Share-based payment expense	-	124	-	534
All in sustaining cost	11,638	10,710	22,486	22,325
Gold sales (oz)	12,510	12,521	24,008	26,069
All-in sustaining costs per ounce ($/oz)	930	855	937	856

Permitting and exploration expenses	6	51	12	98
Non-sustaining capital expenses	3,753	3,916	6,240	6,758
Total all in cost	15,397	14,677	28,738	29,181
Gold sales (oz)	12,510	12,521	24,008	26,069
All-in costs per ounce ($/oz)	1,231	1,172	1,197	1,119

10.2       Average realised gold price per ounce

“Average realised price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “average realised price per ounce” to the revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to June 30		6 Months to June 30
	2016	2017	2016	2017
Revenue (IFRS)	15,681	15,484	29,104	31,933
Revenues from sales of silver	(14)	(18)	(26)	(36)
Revenues from sales of gold	15,667	15,466	29,078	31,897
Gold ounces sold (oz)	12,510	12,521	24,008	26,069
Average realised gold price per ounce (US$/oz)	1,252	1,235	1,211	1,224

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10.3       Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to 30 June		6 Months to 30 June
	2016	2017	2016	2017
Profit attributable to owners of the Company (IFRS)	3,607	694	4,150	3,032
Add back/(deduct) amounts attributable to owners of the company in respect of:
Blanket Mine Employee Trust Adjustment	-	(53)	-	(123)
Equity-settled share based payments	-	806	-	806
Foreign exchange	228	(83)	200	(19)
Deferred tax	1,361	625	2,123	1,089
Sale of Blanket Mine treasury bills	(1,993)	-	(1,993)	-
Adjusted profit	3,203	1,989	4,480	4,758
Weighted average shares in issue (m)*	10.4	10.5	10.4	10.5
Adjusted EPS (cents)	30.5	18.9	43.0	45.7

* On June 26, 2017 the Company consolidated its issued shares on the effective basis of 1 share for every 5 previously owned.

Per share information for the Quarter reflects the revised shares in issue following the implementation of the effective 1 for 5 share consolidation on June 26, 2017. Per share information for all prior periods has been restated accordingly.

11.       RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.       CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements for the year ended December 31, 2016 (the “Audited Consolidated Financial Statements”) which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4(p) of the Audited Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i)         Indigenisation transaction

The directors of CHZ performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

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•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of the National Indigenisation and Economic Empowerment Fund (“NIEEF”);

(b)	20% of the 15% shareholding of Fremiro Investments (Private) Limited (“Fremiro”); and

(c)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At June 30, 2017 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

ii)       Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

(iii)       Functional and presentation currency

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

iv)       Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

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v)       Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

vi)       Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

vii)       Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

13.       FINANCIAL INSTRUMENTS

Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. Caledonia does not use any financial instruments to manage its exposure to commodity risk. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price and Blanket’s production rate and cash generation capacity.

Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end and VAT receivables. The amount due in respect of bullion sales was settled in July 2017; following remittances received in July, the VAT receivable is within the agreed terms of such refunds.

Impairment losses

None of the trade and other receivables is past due at the period-end date.

Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months. The two-year term loan is repayable in equal quarterly instalment from April 2017 until October 2019.

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Currency risk

A small proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States dollars in the unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the United States dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short-term liquidity requirements.

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.       DIVIDEND POLICY

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments. The inaugural dividend did not relate to any specific accounting period. Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share. The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia would report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as 1.125 United States cents. A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.

On July 5, 2016 Caledonia announced an increased quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016; further dividends of 1.375 United States cents were paid at the end of October 2016 and January and April 2017.

Following the share consolidation on July 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 cents which was paid on July 28, 2017. The dividend of 6.875 cents per share effectively maintains the dividend at the previous level of 1.375 cents per share, after adjusting for the effect of the consolidation. The quarterly dividend of 6.875 United States cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

15.       MANAGEMENT

There were no changes to the management structure during the period under review.

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16.       SECURITIES OUTSTANDING

As at August 11, 2017 Caledonia had 10,533,873 common shares issued.

At the Company’s annual general meeting of shareholders held on June 19, 2017 resolutions were passed which, inter alia, authorised the consolidation of the Company’s share capital on an effective basis of 1 common share for every 5 common shares. The reasons for the consolidation were threefold:

•	to achieve a share price of at least $2 so that the Company qualified for a listing on the NYSE American;

•	to achieve a share price of at least $5 to enable Caledonia shares to qualify for investment by certain US funds; and

•	to repurchase the shares of shareholders who held fewer than 100 shares and were therefore unable to trade them on an exchange.

The consolidation was effected on June 26, 2017 following which the issued share capital of the Company is 10,533,873 common shares (of which 3,406,082 are represented by depositary interests).

As at August 11, 2017, outstanding options to purchase common shares (“Options”), as adjusted following the consolidation, are as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
69,280	4.50	Sept 10, 2017
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
97,280

Caledonia’s Omnibus Equity Incentive Compensation Plan (the “Plan”) allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 956,107 shares as at August 11, 2017.

17.       RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Risks such as interest rate, foreign exchange and credit risks are considered in notes 6 and 24 to the Audited Consolidated Financial Statements. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•	Exploration Risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development Risk: The Company is engaged in development activities at Blanket Mine and the satellite properties including the implementation of the Investment Plan as set out in section 4.9 of the MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

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•	Production Estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral Rights: The Company’s existing licences and permits are in good standing. The Company has to pay fees etc. to maintain its rights and licence. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

•	Metal Prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia does not hold any instruments to limit the effect of adverse gold price movements. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at Blanket Mine is depleted. The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

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18.       FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Investment Plan; costs associated with the life of mine plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders, potential shareholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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19.       CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s DC&P as of June 30, 2017. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at June 30, 2017, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The Company’s board approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and recommends the financial statements to the board of directors for approval.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at June 30, 2017. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at June 30, 2017, the Company’s ICFR was effective.

There have been no changes in the Company’s internal control over financial reporting during the period ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

20.       QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology) is the Corporation’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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